02 AUG 29 AM 11: 10

USIMINAS # 82-3902

FGR-053/02
Belo Horizonte, August 21, 2002

02049641

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.Y.;
Washington D.C. 20549

SUPPL

Dear Sirs,

We are attaching the following information distributed to the Brazilian stock exchanges, CVM and shareholders by USIMINAS:

- 1st Semester 2002 Results - Press Release

PROCESSED
SEP 06 2002
P THOMSON FINANCIAL

Sincerely Yours,

Breno J. M. Milton

Breno Júlio de Melo Milton
Investor Relations Manager

dw 9/5

Sales grow 10% and EBITDA reaches R$ 789 million in the semester



Belo Horizonte, August 14, 2002 – Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY), announced today its second quarter 2002 results. The operational and financial information of the Company presented herein, except where otherwise indicated, are based on consolidated data and are in reais, in accordance with Brazilian Corporate Law. All comparisons made in this release take into consideration the same period in 2001, except when specified to the contrary.

In the second quarter of 2002, sales of the Usiminas System reached 1.89 million tons, growing 10% over 2Q01 and totaling 3,6 million tons in 1S02. Net consolidated revenues totaled R$ 1.4 billion in the quarter and R$ 2.7 billion in the half, growing 12% compared with like periods in the previous year. EBITDA reached R$ 486 million in 2Q02, 44% above that registered in the 1Q02.

EBITDA margin went from 25% in 1Q02 to 33% in 2Q02, reflecting growth in sales volume, improvement in mix to the domestic market and cost control in the Company. The consolidated net loss of the Usiminas System of R$ 290 million was basically a result of the exchange rate effect of 22% in the quarter. In 1S02, the consolidated net loss was R$ 259 million.

"In spite of the decline in domestic demand, occurred at the end of the second quarter, our numbers translated the Usiminas System's positively operating performance. We proceeded to expand our production with final adjustments to the new continuous casting line at Cosipa. In this manner, as of September, we will be capable of producing at a rate of 9.1 million tons of raw steel per year, reinforcing Usiminas' position as one of the largest steel complexes in the world. Even with the retraction in the domestic market, we are upgrading our mix, expanding sales of galvanized products and adding value to our products," affirmed Rinaldo Campos Soares, President-CEO of the Company.

"On the foreign market, we have not encountered difficulty in selling our products. The orders that have already been confirmed cover our entire production alloted in the second half. Therefore, with the growth in sales volume and the confirmation of the trend of international price recovery, we foresee greater cash generation in the second half of the year, which will allow us to advance in reducing our debt, " concluded the executive.

Highlights

R$ million	2Q 2002	2Q 2001	Chg.	1H 2002	1H 2001	Chg.
Total Sales Volume (000 t)	1,890	1,715	10%	3,627	3,260	11%
Net Revenues	1,409	1,258	12%	2,717	2,419	12%
Gross Profit	403	408	-1%	742	771	-4%
Operating Result (EBIT)[a]	254	337		537	612	
Financial Result	(932)	(339)		(1,122)	(670)	
Net Income (Loss)	(290)	14		(259)	23	
EBITDA [b]	466	443	5%	789	794	-1%
EBITDA (R$/t)	246	258	-5%	218	243	-11%
Total Assets	14,297	13,451	6%	14,297	13,451	6%
Net Debt	8,444	7,021	20%	8,444	7,021	20%
Stockholders' Equity	3,084	3,487	-12%	3,084	3,487	-12%

(a) Earnings before interest and tax

(b) Earnings before interest, depreciation and amortization

FOR IMMEDIATE RELEASE

Contacts:

USIMINAS

Breno Júlio de Melo Milton
bmilton@usiminas.com.br
Luciana Valadares dos Santos
lsantos@usiminas.com.br
Douglas Lee Arnold
darnold@usiminas.com.br
Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: +55 (31) 3499-8710 / Fax: +55 (31) 3499-9357

THOMSON FINANCIAL

Paulo Esteves
paulo.esteves@thomsonir.com.br
Tel: +55 (11) 3848-0887

Mariana Crespo
mariana.crespo@thomsonir.com
Tel: 00 XX 1 (212) 701-1826

Market, Production and Sales

Retraction in domestic demand is compensated by greater export sales

According to the IBS (*Instituto Brasileiro de Siderurgia*), in 1S02 there was a domestic market retraction of 3.9% for flat steel products in virtue of the reduction of industrial activity in several segments, especially the automotive and building industries and particularly in the months of May and June. The Brazilian auto industry produced 888 thousand vehicles through June, 10% below that registered in the same period in 2001.

On the international markets the implementation in March of safeguards in the United States against steel imports provoked price increases for steel product in that country, also influenced by international pricing quotes, mainly at the end of the second quarter.

Usiminas System raises production

Raw steel production of the Usiminas System in 2Q02 reached 2.1 millions tons, 9% above that same period of the previous year. In the half, production grew by 4% and totaled 4 million tons. The result was basically achieved with the expansion of production capacity at Cosipa, where the new steel shop started production and the No 2 blast furnace was relit after revamping. Cosipa should operate at its new annual capacity of 4.5 million tons as of next September, elevating the total capacity of the Usiminas System to 9.1 million tons of raw steel.

Production (Crude Steel)

Thousand tons	2Q02	2Q01	1H02	1H01
Usiminas	**1,153**	**1,136**	**2,244**	**2,320**
Cosipa	**953**	**789**	**1,746**	**1,528**
Total	**2,106**	**1,925**	**3,990**	**3,848**

Consolidated sales grew 11% in 1S02

Influenced by slab exports, consolidated sales reached 1.9 million tons in the quarter, with exports equivalent to 31% of the total in the period. In 1S02, sales grew 11% with 3.6 million tons sold, 27% referring to the export market.

Consolidated Sales (000 t.)


1,418
1,552
1,570
1,570
1,545
1,715
1,654
1,692
1,736
1,890
17%
18%
12%
19%
14%
13%
17%
27%
22%
31%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Domestic Market
Export Market

Usiminas increases sales to the auto industry and line pipe in spite of the domestic market retraction

In spite of the mentioned retraction in the domestic market in the semester, sales of the Usiminas System showed positive performance in the line pipe industry (+31%) and auto industry (+5). The largest reductions in sales occurred in the small tube, distribution and domestic appliances segments.

With the decline of 6% in the domestic market in the first half, the Usiminas System reduced its market share from 61% to 60%.

Domestic sales mix improved, with a greater share of galvanized and cold rolled products, due to specific demands in the automobile industry and import substitution.

Exports represented 31% of sales in the System in 2Q02

Sales

Thousand tons	2Q02	%	2Q01	%	1H02	%	1H01	%
Usiminas								
Domestic Market	805	79%	885	85%	1,615	79%	1,680	84%
Export Market	213	21%	157	15%	432	21%	328	16%
Total	**1,018**	**100%**	**1,042**	**100%**	**2,047**	**100%**	**2,008**	**100%**
Cosipa								
Domestic Market	501	57%	607	90%	1,044	66%	1,150	92%
Export Market	371	43%	66	10%	535	34%	105	8%
Total	**872**	**100%**	**673**	**100%**	**1,579**	**100%**	**1,255**	**100%**
Consolidado								
Domestic Market	1,306	69%	1,492	87%	2,659	73%	2,830	87%
Export Market	584	31%	223	13%	967	27%	433	13%
Total	**1,890**	**100%**	**1,715**	**100%**	**3,626**	**100%**	**3,263**	**100%**

The main markets for Usiminas System exports in 1S02 were, in order of importance: United States (23% of shipped volume), South Korea (20%), China (9%), Taiwan (9%), Thailand (9%) e Mexico (7%).

Net Revenues

Consolidated Net Revenue grew 12%

Consolidated net revenue totaled R$ 1.4 billion in 2Q02, growing 12%. This expansion resulted in an increase of 10% in the sales volumes and net average revenue of R$ 745.46/t., 2% above that of 2Q01. In the semester, net revenue reached R$ 2.7 billion, growing by 12% composed of 11% in sales and 1% in average price. Average revenue went from R$ 742.27/t in 1S01 to R$ 749.23/t in 1S02.

Consolidated Net Revenue
R$ million


2,419
2,717
1S01
1S02

The beginning of international price recovery and a higher dollar has favored cash generation from exports, compensating in part a higher share of semi-finished products in the mix. In the domestic market the average increase of 9% in prices placed by 2Q02 and the growing share of hot dip galvanized products in the mix contributed to the advance of average price practiced in the period.

Gross Profit

Consolidated gross profit declined 1% in 2Q02, affected by the larger share of slabs in the product mix and by elevation of the prices of inputs. Average per-ton cost reached R$ 544.63 in 1S02, a high of 8% in relation to 01S01. The change of the product mix, with increase in the sales of slabs, also affected the gross margin.

Gross margin initiates recovery and reaches 29%

In spite of this, gross margin of 29% in 2Q02 signals a trend of recovery, thanks to price improvement and greater dilution of production costs with the expansion in volume produced.

Cumulative gross margin was reduced from 32% to 27% in relation to 1S01.

Operating Result

Consolidated operating result before finance expenses (EBIT) declined 25%, reaching R$ 254 million. In the half, EBIT was R$ 537 million, with a decline of 12%, mainly influenced by the reduction of gross margin, by expenses related to exports and by expenses with adjustments in the pension fund of Usiminas. EBIT margin went from 25% to 20% between 1S01 and 1S02.

Cash generation totaled R$ 466 mn EBITDA margin recovers and reaches 33% in 2Q02


33%
794
29%
789
1S01
1S02
EBITDA (R$ million)
EBITDA Margin

Cash generation (EBITDA) was R$ 466 million. In the semester, it fell 1% and reached R$ 789 million. Overall, observing quarterly movement, EBITDA margin in 2002 has begun a recovery, the beginning of a recovery is noticeable, translating the mix improvement, price recovery and production cost control. EBITDA margin, which decreased to 25% in 1Q02, reached 33% in the quarter.

Financial Result and Debt

Exchange rate devaluation of 22% in the quarter had a strong effect on the negative financial result of R$ 932 million in 2Q02. In the half, out of net finance expense of R$ 1.1 billion, R$ 805 million (72% of the total) was due to net exchange rate variations, deducting hedge income.

Exchange rate devaluation of 22% affects financial result

The negative result basically occurs because of immediate accounting of exchange variations on the parcel of dollar-denominated debt, whose amortization extends to 2013. In cash flow terms, the exchange impact was attenuated by the growing level of receipts in dollars and by financial engineering operations. Future terms of dollar indexed amortization are naturally protected by exports. Swap operations protect around 35% of the remainder of the financing in foreign currency of the Company.

Total Debt
converted in US$ million


3,311
3,106
3/31/02
6/30/02

Usiminas ended the half with gross indebtedness of R$ 8.8 billion. Our of total debut, 50% is made of export-import financing, 22% refers to BNDES, 5% represents local debentures and the rest refers to varied operations. Debt reduction is presently the main financial priority of the Usiminas System. The repactuation of debentures occurred in June. Of the R$ 400 million, R$ 270 million was renewed for two years and the remainder was paid down. Consolidated debt converted into dollars was reduced from US$ 3.3 billion at the end of 1Q02 to US$ 3.1 billion at semester's end.

Debt converted into dollars falls 6% and totals US$ 3.1 bn

Net Result

The net loss at Usiminas was R$ 290 million in 2Q02, totaling R$ 259 million in 1S02. The negative performance was basically due to the accounting for the exchange rate devaluation on the stock of debt in the Company in foreign currency.

Investments

There is no need for large investment in the second semester

Investments in 1S02 totaled R$ 219 million. The work on the new converter at Usiminas, initially forecast for this year, was postponed until after 1Q03.

The investments foreseen for 2002 were reduced and should total R$ 164 million at Usiminas and R$ 300 million at Cosipa.

Perspectives

The domestic market for steel products reflects for the most part the rate of industrial activity in the Country, which started out the year on the up side. The industry proceeded with its initial recovery begun at the end of last year. The Company was benefited by inventory replenishment by several industrial segments and by anticipation of purchases (especially in the distribution sector) in function of price increase announced for the month of January.

Exports allow full production capacity in the second half

After a few months, this movement was interrupted by deterioration of the domestic economic scene, with an increase in exchange rate volatility and economic slowdown. With the exception of the line pipe industry and agricultural machinery segment, other segments of industry retracted, and mill order volumes fell in the coming months.

Reacting to the difficulties in the domestic market, the Usiminas System is increasing the volume of sales abroad. With presence in more than 40 countries, the Company has not found it hard to place its products and has guaranteed the sales of its production alloted for the second half.

For the next quarter, the Company is forecasting continuity of international slab prices. In the domestic market Usiminas hopes to proceed to improve its product mix. These factors, coupled to rigorous cost control and increased production level of the System, signal the trend that in 2S02 we may achieve higher cash generation than shown in 1S02.

Declarations contained in the communiqué relative to business perspectives of the Company, operating and financial results and projections, and references to the growth of the Company, constitute mere forecasts and were based on Management's expectations in relation to future performance. These expectations are highly dependent on market behavior, of Brazil's economic situation, on the industry and on international markets, and are therefore subject to change.

# # #

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel company, with net consolidated revenue of R$ 4.9 billion, made up of Usiminas and Cosipa. It has an annual liquid steel capacity of 9.1 million tons of raw steel, occupying the leading position in the domestic market among flat steel producers in the automobile industry, autoparts, agricultural and highway machinery, electrical/electronic equipment and line pipe.

Attachment 1

Financial Statements

Income Statement

Brazilian GAAP (Legislação Societária)

R$ million	Parent Company					
	2Q 2002	2Q 2001	Chg.%	1H 2002	1H 2001	Chg.%
Net Revenues	**800,598**	**747,824**	7%	**1,555,160**	**1,427,407**	9%
COGS	(547,940)	(465,203)	18%	(1,101,718)	(898,373)	23%
Gross Profit	**252,658**	**282,621**	-11%	**453,442**	**529,034**	-14%
Gross Margin %	***32%***	***38%***	**-16%**	***29%***	***37%***	**-21%**
Operating Income (Expenses)	**(52,403)**	**(34,360)**	53%	**(102,242)**	**(78,972)**	29%
Selling	(13,317)	(13,119)	2%	(27,347)	(27,478)	0%
General and Administrative	(19,411)	(15,067)	29%	(36,131)	(31,019)	16%
Others, Net	(19,675)	(6,174)	219%	(38,764)	(20,475)	89%
Operating Income (Loss) Before Interest and Taxes	**200,255**	**248,261**	-19%	**351,200**	**450,062**	-22%
Operating Margin %	***25%***	***33%***	**-25%**	***23%***	***32%***	**-28%**
Financial Result	**(272,231)**	**(174,906)**		**(373,669)**	**(395,209)**	
Financial Income	108,962	37,353		120,299	70,956	
Financial Expenses	(381,193)	(212,259)		(493,968)	(466,165)	
Equity Income	(246,467)	(32,136)		(289,753)	(27,975)	
Operating Income	**(318,443)**	**41,219**		**(312,222)**	**26,878**	
Non-Operating Income	(5,758)	(17,234)		46,416	(12,291)	
Profit (Loss) Before Taxes	**(324,201)**	**23,985**		**(265,806)**	**14,587**	
Social Contribution	9,301	(6,879)		1,307	(6,783)	
Income Tax	28,415	(15,611)		4,286	391	
Deferred Income Tax	-	-		-	-	
Income (Loss) Before Taxes and Profit Sharing	**(286,485)**	**1,495**		**(260,213)**	**8,195**	
Profit Sharing	-	-		-	-	
Minority Interests	-	-		-	-	
Net Income (Loss)	**(286,485)**	**1,495**		**(260,213)**	**8,195**	
Net Income (Loss) (per thousand shares)	**(1.33190)**	**0.00695**		**(1.20976)**	**0.03810**	
EBITDA	**281,497**	**306,705**	-8%	**495,757**	**570,239**	-13%
EBITDA Margin %	***35.2%***	***41.0%***	**-14%**	***31.9%***	***39.9%***	**-20%**

Attachment 2

Financial Statements

Income Statement

Brazilian GAAP (Legislação Societária)

R$ million	2Q 2002	2Q 2001	Chg.%	1H 2002	1H 2001	Chg.%
	Consolidated					
Net Revenues	**1,408,922**	**1,257,690**	12%	**2,717,031**	**2,419,191**	12%
COGS	(1,005,895)	(849,802)	18%	(1,974,820)	(1,647,875)	20%
Gross Profit	**403,027**	**407,888**	-1%	**742,211**	**771,316**	-4%
Gross Margin %	**29%**	**32%**	**-12%**	**27%**	**32%**	**-14%**
Operating Income (Expenses)	**(149,260)**	**(70,505)**	112%	**(205,630)**	**(159,009)**	29%
Selling	(31,218)	(26,138)	19%	(57,035)	(53,074)	7%
General and Administrative	(46,498)	(38,101)	22%	(89,643)	(78,581)	14%
Others, Net	(71,544)	(6,266)	1042%	(58,952)	(27,354)	116%
Operating Income (Loss) Before Interest and Taxes	**253,767**	**337,383**	-25%	**536,581**	**612,307**	-12%
Operating Margin %	**18%**	**27%**		**20%**	**25%**	
Financial Result	**(932,473)**	**(339,865)**		**(1,121,588)**	**(669,536)**	
Financial Income	186,053	244,389		176,393	390,250	
Financial Expenses	(1,118,526)	(584,254)		(1,297,981)	(1,059,786)	
Equity Income	164,609	16,168		139,581	18,000	
Operating Income	**(514,097)**	**13,686**		**(445,426)**	**(39,229)**	
Non-Operating Income	(17,472)	(15,948)		(14,764)	(10,953)	
Profit (Loss) Before Taxes	**(531,569)**	**(2,262)**		**(460,190)**	**(50,182)**	
Social Contribution	5,480	(31,472)		(4,062)	(4,908)	
Income Tax	19,893	(13,661)		(8,463)	8,688	
Deferred Income Tax	188,468	71,637		188,468	81,128	
Income (Loss) Before Taxes and Profit Sharing	**(317,728)**	**24,242**		**(284,247)**	**34,726**	
Profit Sharing	-	(7,860)		(2,042)	(7,860)	
Minority Interests	27,636	(2,185)		27,115	(3,467)	
Net Income (Loss)	**(290,092)**	**14,197**		**(259,174)**	**23,399**	
Net Income (Loss) (per thousand shares)	**(1.34867)**	**0.06600**		**(1.20493)**	**0.10878**	
EBITDA	**465,640**	**442,613**	5%	**789,275**	**793,541**	-1%
EBITDA Margin %	**33.0%**	**35.2%**	**-6%**	**29.0%**	**32.8%**	**-11%**

Attachment 3

Financial Statements

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ million	Parent Company 1H02	Parent Company 1H01	Consolidated 1H02	Consolidated 1H01
Operating Activities				
Operating Income (Loss) Before Interest and Taxes	351,200	450,062	536,582	583,243
Depreciation, Exhaustion and Amortization	128,485	113,236	235,989	203,224
Reversion of Long-Term Provision	16,072	6,941	16,704	7,074
Operating Cash Generation (EBITDA)	*495,757*	*570,239*	*789,275*	*793,541*
Increase (Decrease) in Accounts Receivables	(134,170)	(51,714)	(238,107)	(154,073)
Increase (Decrease) in Accounts Receivables	(2,218)	(17,950)	20,209	(119,716)
Increase (Decrease) in Other Receivables	30,316	7,653	(50,890)	(37,784)
Increase (Decrease) in Suppliers	(42,683)	(7,604)	(91,237)	26,778
Increase (Decrease) in Accounts Payable	55,962	(366)	89,003	(1,840)
Cashflow Generated from Operating Activities	*402,964*	*500,258*	*518,253*	*506,906*
Financial Activities				
Inflow in Loans and Financing	319,701	462,620	1,162,930	1,339,176
Payment in Loans, Financing and Debentures	(574,205)	(656,595)	(1,193,933)	(1,156,616)
Payments of Tax Installments	(30,950)	(30,678)	(32,209)	(64,022)
Interest Paid on Loans and Financing	(137,659)	(181,767)	(281,679)	(323,719)
Interest Paid on Tax Installments	(5,645)	(4,316)	(5,861)	(7,423)
Dividends Paid	(50,000)	(53,400)	(51,417)	(53,400)
Other Financing Activities, Net	51,638	(502)	31,025	58,493
Net Funds from Financial Activities	*(427,120)*	*(464,638)*	*(371,144)*	*(207,511)*
Investment Activities				
Additions in Investments	(5,637)	(1,030)	(5,637)	(1,030)
Additions to Permanent Assets, except Deferred Charges	(38,255)	(78,944)	(202,620)	(440,103)
Decrease of Permanent Assets	26	10,419	146	16,356
Funds Used for Investments	*(43,866)*	*(69,555)*	*(208,111)*	*(424,777)*
Cash Balance Change	*(68,022)*	*(33,935)*	*(61,002)*	*(125,382)*
At the Beginning of the Period	166,831	204,224	449,909	848,955
At the End of the Period	98,809	170,289	388,907	723,573

Attachment 4

Financial Statements

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	30-Jun-02	31-Dec-01	30-Jun-02	31-Dec-01
Current Assets	**1,486,970**	**1,389,323**	**2,926,633**	**2,826,956**
Cash and Cash Equivalents	98,809	166,831	388,907	577,531
Trade Accounts Receivable	569,009	434,839	988,511	750,405
Taxes Recoverable	16,003	74,636	137,499	123,184
Other Securities Receivables	150,801	62,887	200,692	144,603
Inventories	652,348	650,130	1,211,024	1,231,233
Long-Term Receivable	**1,616,593**	**1,525,519**	**1,888,608**	**1,655,615**
Deferred Taxes	1,167,405	1,154,644	1,482,232	1,297,077
Related Companies	220,274	185,124	5,985	11,184
Deposits at Law	74,960	91,931	125,513	134,620
Others	153,954	93,820	274,878	212,734
Permanent Assets	**5,610,856**	**5,969,854**	**9,481,674**	**9,373,610**
Investments	1,886,454	2,112,899	181,234	144,646
Deferred	-	-	72,783	69,858
Property, Plant and Equipment	3,724,402	3,856,955	9,227,657	9,159,106
Total Assets	**8,714,419**	**8,884,696**	**14,296,915**	**13,856,181**

Attachment 5

Financial Statements

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	30-Jun-02	31-Dec-01	30-Jun-02	31-Dec-01
Current Liabilities	**1,818,484**	**1,429,865**	**3,978,004**	**3,062,529**
Loans and Financing	1,307,272	889,778	3,297,597	2,280,837
Debentures	28,930	8,604	28,930	8,604
Suppliers	72,649	115,332	207,434	298,671
Taxes and Payroll Taxes	30,449	32,807	84,958	95,648
Dividends	600	51,465	3,853	51,522
Provisions	168,993	144,683	24,829	32,568
Tax Payable in Installments	60,962	65,738	62,321	68,005
Others	148,629	121,458	268,082	226,674
Long-Term Liabilities	**3,782,481**	**4,081,164**	**7,132,556**	**7,304,134**
Loans and Financing	1,761,069	1,816,157	4,595,305	4,432,838
Debentures	395,198	578,330	395,198	578,330
Provision for Contingencies	353,251	385,299	593,059	619,888
Actuarial Liability	909,466	909,466	965,242	965,242
Tax Payable in Installments	103,301	129,475	107,479	132,721
Others	260,196	262,437	476,273	575,115
Minority Interests	**-**	**-**	**102,228**	**131,348**
Shareholders' Equity	**3,113,454**	**3,373,667**	**3,084,127**	**3,358,170**
Capital	1,221,000	1,221,000	1,221,000	1,221,000
Capital Reserves	1,998,775	2,107,415	1,998,775	1,998,775
Revenue Reserves	153,892	45,252	153,892	138,395
Accumulated Loss	(260,213)	-	(289,540)	-
Total Liabilities and Shareholders' Equity	**8,714,419**	**8,884,696**	**14,296,915**	**13,856,181**

Attachment 6

Sales Breakdown

Sales Volume Breakdown - Consolidated

Thousand tons	2Q 2002		2Q 2001		Chg	1H 2002		1H 2001		Chg
TOTAL SALES	**1,890**	100%	**1,715**	100%	10%	**3,626**	100%	**3,263**	100%	11%
Heavy Plates	343	18%	368	21%	-7%	734	20%	727	22%	1%
Hot Coils / Sheets	581	31%	603	35%	-4%	1,122	31%	1,149	35%	-2%
Cold Coils / Sheets	368	19%	483	28%	-24%	711	20%	926	28%	-23%
Eletrogalvanized Coils	53	3%	62	4%	-15%	91	3%	115	4%	-21%
Hot Dip Galvanized Coils	56	3%	33	2%	70%	113	3%	55	2%	105%
Processed Products	116	6%	112	7%	4%	222	6%	220	7%	1%
Slabs	373	20%	54	3%	591%	633	17%	71	2%	792%
TOTAL SALES - DOMESTIC MARKET	**1,306**	69%	**1,492**	87%	-12%	**2,659**	100%	**2,831**	100%	-6%
Heavy Plates	278	15%	314	18%	-11%	624	17%	621	19%	0%
Hot Coils / Sheets	505	27%	552	32%	-9%	993	27%	1,033	32%	-4%
Cold Coils / Sheets	313	17%	416	24%	-25%	626	17%	779	24%	-20%
Eletrogalvanized Coils	49	3%	61	4%	-20%	86	2%	114	3%	-25%
Hot Dip Galvanized Coils	56	3%	32	2%	75%	112	3%	52	2%	115%
Processed Products	86	5%	100	6%	-14%	173	5%	198	6%	-13%
Slabs	19	1%	17	1%	12%	45	1%	34	1%	32%
TOTAL SALES - EXPORTS	**584**	31%	**223**	13%	162%	**967**	100%	**432**	100%	124%
Heavy Plates	65	3%	54	3%	20%	110	3%	106	3%	4%
Hot Coils / Sheets	76	4%	51	3%	49%	129	4%	116	4%	11%
Cold Coils / Sheets	55	3%	67	4%	-18%	85	2%	147	5%	-42%
Eletrogalvanized Coils	4	0%	1	0%	300%	5	0%	1	0%	400%
Hot Dip Galvanized Coils	-	0%	1	0%	-100%	1	0%	3	0%	-67%
Processed Products	30	2%	12	1%	150%	49	1%	22	1%	123%
Slabs	354	19%	37	2%	857%	588	16%	37	1%	1489%

Sectorial Sales - Consolidated

Thousand tons	2Q 2002		2Q 2001		Chg.	1H 2002		1H 2001		Chg.
Domestic Market	**1,306**	100%	**1,493**	100%	0%	**2,659**	100%	**2,830**	100%	0%
Auto	135	10%	139	9%	11%	249	9%	257	9%	3%
Autoparts	173	13%	154	10%	28%	314	12%	278	10%	20%
Shipbuilding	9	1%	3	0%	243%	20	1%	7	0%	204%
Line Pipes	92	7%	82	5%	28%	210	8%	160	6%	40%
Small Diameter Pipes	125	10%	164	11%	-13%	270	10%	314	11%	-8%
Packaging	15	1%	16	1%	7%	26	1%	31	1%	-11%
Household Appliance	51	4%	65	4%	-10%	108	4%	131	5%	-12%
Civil Construction	95	7%	111	7%	-2%	190	7%	200	7%	1%
Electrical Equipment	32	2%	43	3%	-15%	69	3%	86	3%	-15%
Distributors	363	28%	488	33%	-15%	768	29%	914	32%	-11%
Industrial Equipment	27	2%	32	2%	-4%	63	2%	59	2%	14%
Ohers	189	14%	196	13%	10%	372	14%	393	14%	1%

Attachment 7

Market Share

Market Share - Usiminas System (*)

(% volume)

	1H 2002	1H 2001	2001	2000
DOMESTIC MARKET	60%	62%	62%	59%
Auto	65%	65%	66%	67%
Autoparts	72%	67%	69%	63%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	56%	64%	64%	62%
Household Appliance	44%	50%	47%	48%
Line Pipes	100%	100%	100%	100%
Small Diameter Pipes	77%	74%	77%	72%
Packaging	12%	12%	12%	13%
Civil Construction	46%	44%	45%	40%
Distributors	59%	66%	66%	64%

(*) Defined by USIMINAS, Cosipa e CSN markets.

Source: USIMINAS

Attachment 8

Financial Indebtedness

Loans and Financing - Consolidated

R$ million	30/6/02 Short Term	30/6/02 Long Term	30/6/02 Total	31/03/02 Total	Chg.
TOTAL DEBT					
Foreign Currency (98.3% US Dollar)	2,947	3,461	6,408	5,078	26%
IGP-M	57	316	374	398	-6%
TJLP	257	727	984	1,031	-5%
Others	37	91	128	113	13%
Sub-Total	3,298	4,595	7,893	6,619	19%
Debentures	29	395	424	555	-24%
Sub-Total	3,327	4,990	8,317	7,175	16%
Taxes Payable in Installments	62	107	170	183	-7%
TOTAL	3,390	5,098	8,487	7,358	15%
FEMCO	0	347	347	335	4%
TOTAL	3,390	5,445	8,834	7,692	15%

Closing FX rate	*2.8444*	*2.3236*	
Debt converted into US$	3,106	3,311	-6%

Financial Income (Expenses), Net

R$ million	1H 2002	1H 2001
Monetary Effects	(55)	(60)
Exchange Variation	(1,078)	(598)
Hedge Income	273	267
Interest of Loans and Financing	(293)	(319)
Financial Income	59	88
Other Financial Expenses	(27)	(47)
NET INTEREST INCOME	(1,122)	(670)